Filed by NorthStar Real Estate Income Trust, Inc. (Commission File No. 000-54671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
File No. of Related Registration Statement: 333-221685
Subject Company: NorthStar Real Estate Income Trust, Inc.

November 27, 2017

Dear Stockholder:
I am writing to you on behalf of the board of directors (the “Board”) of NorthStar Real Estate Income Trust, Inc. (“NorthStar Income I”) about an unsolicited “mini” tender offer being made for your shares of NorthStar Income I’s common stock by MacKenzie Capital Management, LP (“MacKenzie”), an unaffiliated third party, in what we believe is an opportunistic attempt to purchase your shares at a discounted price.
MacKenzie has notified NorthStar Income I that it has made an unsolicited tender offer to all of our stockholders (the “Offer”). You may have already received MacKenzie’s Offer materials. MacKenzie is offering to purchase up to an aggregate of 2,500,000 shares of NorthStar Income I’s common stock (the “Shares”) at a price of $5.86 per Share (the “Offer Price”).
The Board has carefully evaluated the terms of the Offer and has unanimously determined that the Offer is not in the best interests of NorthStar Income I’s stockholders. Although each stockholder has his or her individual liquidity needs and must evaluate the Offer accordingly, the Board does not recommend or endorse the Offer and recommends that NorthStar Income I’s stockholders not tender their shares.
If you wish to reject the Offer and retain your shares, no action is necessary. If you have already agreed to tender your shares pursuant to the Offer, you may withdraw your acceptance of the Offer by notifying MacKenzie at any time prior to the termination of the Offer, which does not initially expire until January 8, 2018.
In evaluating the terms of the Offer, the Board has: (1) consulted with members of NorthStar Income I’s management, CNI NSI Advisors, LLC, NorthStar Income I’s advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Offer; (3) considered the potential value to NorthStar Income’s stockholders if the pending combination (the “Combination”) with, among others, NorthStar Income I, NorthStar Real Estate Income II, Inc. (“NorthStar II”), and a select portfolio of assets and liabilities of Colony NorthStar, Inc. to create a leading commercial real estate credit REIT, Colony NorthStar Credit Real Estate, Inc. (“CLNC”), is consummated; (4) considered other information relating to NorthStar Income I’s business, financial condition and portfolio of assets; and (5) taken into account that MacKenzie is making the Offer for investment purposes with the intention of making a profit from any tendered Shares.
The following are the material factors considered by the Board in evaluating the Offer:

1.
The Offer Price is substantially below NorthStar Income I’s estimated net asset value per share of $9.92 as of December 31, 2016 (the “Estimated Value”), which was determined by the Board on April 11, 2017. As disclosed in NorthStar Income I’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2017 (the “April 2017 8-K”), the Estimated Value was based on the estimated value of NorthStar Income I’s assets less the estimated value of NorthStar Income I’s liabilities, divided by the number of shares of NorthStar Income I’s common stock outstanding, all as of December 31, 2016. Although the Board relied on estimated values of NorthStar Income I’s assets and liabilities, the Estimated Value may bear no relationship to NorthStar Income I’s book or asset value. In addition, the

Estimated Value may not represent the price at which shares of NorthStar Income I’s common stock would trade on a national securities exchange, the amount realized in a sale, merger or liquidation of NorthStar Income I or the amount a NorthStar Income I stockholder would realize in a private sale of shares. Please see the April 2017 8-K for more information about the determination of the Estimated Value.

2.	By tendering shares, a stockholder will lose the opportunity to benefit from being a stockholder of CLNC (provided that the Combination is consummated, for which no assurance can be given).

If the Combination is consummated, CLNC will list its Class A common stock (the “CLNC Class A Shares”) for trading on a national securities exchange and the CLNC Class A Shares will be freely tradable. If CLNC lists its Class A Shares on a national securities exchange without conducting a concurrent initial public offering, NorthStar Income I’s stockholders will receive CLNC Class A Shares in exchange for their shares of NorthStar Income I common stock. If CLNC conducts an initial public offering in connection with the listing of the CLNC Class A Shares, NorthStar Income I’s stockholders will receive CLNC Class B common stock that will convert to CLNC Class A Shares as follows: 15% within 30 days of such initial public offering and the remaining 85% within 180 days following such initial public offering. Please note that MacKenzie’s Offer materials do not accurately describe the terms governing the classification and conversion of CLNC common stock to be issued as consideration to NorthStar Income I stockholders in the Combination.

Additionally, if the Combination is consummated, NorthStar Income I stockholders may receive units of beneficial interest in a liquidating trust formed to hold and dispose of one asset of NorthStar I that will not be transferred to CLNC in the Combination.

Among other things, the Combination is expected to deliver a number of strategic and financial benefits to NorthStar Income I’s stockholders, including:

a.
The creation of a leading commercial real estate credit real estate investment trust (“REIT”), with approximately $5.5 billion in assets and $3.4 billion in equity value, which will position CLNC as the second largest (by equity value) publicly listed commercial mortgage REIT.

b.
CLNC’s portfolio will consist of well-diversified and stabilized investments with attractive in-place yields and potential for capital appreciation and net asset value growth (through equity participations and owned real estate).

c.
The substantial ownership position in CLNC by Colony NorthStar, Inc. (with certain of its affiliates, “Colony NorthStar”), NorthStar Income I’s sponsor and a global leader in real estate and investment management with over $57 billion in assets under management as of September 30, 2017, and deep transaction and asset management experience across the capital stack through multiple real estate cycles, will align Colony NorthStar’s interests with those of CLNC’s stockholders.

d.
CLNC will have a diversified investment mandate across the capital structure that should serve to mitigate reinvestment risk and provide flexibility through economic cycles to achieve appropriate risk-adjusted returns.

e.
CLNC expects to have a more efficient capital structure, as it expects to have access to multiple financing sources at an attractive cost of capital, including credit facilities, credit market securitizations, mortgage debt on real estate and term facilities.

Indeed, MacKenzie appears to recognize the value of the Combination, as it states that it “would vote any Shares [it] own[s] in favor of the” Combination.

3.
NorthStar Income I has suspended its share repurchase program in connection with the pending Combination. If the Combination is consummated, NorthStar Income I stockholders will ultimately hold shares of CLNC that will be listed on a national securities exchange. If the Combination is not consummated, NorthStar Income I expects that it would reinstate the share repurchase program.

4.
MacKenzie states that the Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that in establishing the purchase price of $5.86 per Share, it was “motivated to establish the lowest price which might be acceptable” to NorthStar Income I’s stockholders. Moreover, MacKenzie acknowledges that it has “not made an independent appraisal of the Shares or the [Company’s] properties” and that MacKenzie is “not qualified to appraise real estate.”

5.	MacKenzie further acknowledges that the Offer Price has not been the subject of any fairness opinion, and MacKenzie has made no representation regarding the fairness of the Offer Price.

6.
MacKenzie has engaged an affiliated depositary for the Offer. As a result, there is no independent third party holding funds for MacKenzie for payment of the Offer price that can independently verify that such funds are available for payment, and MacKenzie may have access to the Shares tendered by stockholders before all conditions to the Offer have been satisfied and tendering stockholders have been paid.

7.
There is no guarantee that the Offer can or will be completed as soon as MacKenzie contemplates in the Offer. The Offer does not initially expire until January 8, 2018, and this date may be extended by MacKenzie, subject to compliance with applicable securities laws, in its sole discretion.

8.
MacKenzie expressly reserves the right to amend the terms of the Offer, including by decreasing the Offer Price or by changing the number of Shares being sought or the type of consideration, at any time before the Offer expires. Please note that if MacKenzie decreases the Offer Price and you already tendered your shares, you would have to withdraw your tender prior to the expiration date of the Offer in order to avoid selling your shares at the lower price.

In summary, we believe the Offer represents an attempt by MacKenzie to acquire NorthStar Income I Shares at a low price in order to profit upon consummation of the potential Combination and its resulting liquidity and, as a result, deprive the stockholders tendering their Shares of the potential value of the Shares. As provided by MacKenzie in the Offer, stockholders who tender their Shares will assign their right to receive distributions that are paid after the Offer expires. Stockholders who tender their shares pursuant to the Offer would thus give up their rights to any distributions after January 8, 2018 (or such other date to which the Offer may be extended).

The Board understands that you must make your own independent decision whether to tender or refrain from tendering your Shares. We strongly urge you to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences and (v) other factors you determine are relevant to your decision. You should carefully review all of the Offer documents sent to you by MacKenzie, as well as NorthStar Income I’s publicly available annual, quarterly and other reports, and consult with your own financial, tax and other advisors in evaluating the Offer before deciding whether to tender your shares of NorthStar Income I’s common stock.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE OF YOUR SHARES AND ITS IMPACT ON YOUR PERSONAL SITUATION.

Finally, the SEC has cautioned investors about mini-tender offers, which are offers to purchase less than 5% of a company’s outstanding shares, thereby avoiding the filing, disclosure and procedure requirements adopted by the SEC for the protection of investors. Additional information about mini-tender offers is available on the SEC’s website at: www.sec.gov/fast-answers/answersminitenhtm.html.

Should you have any questions or need further information about your options, please feel free to contact NorthStar Income I at 399 Park Avenue, 18th Floor, New York, New York 10022, Attn: Investor Relations (telephone: 877-940-8777).

Sincerely,

Daniel R. Gilbert
Chairman, Chief Executive Officer and President

Cautionary Note Regarding Forward-Looking Statements

Certain statements of NorthStar Income I included in this letter are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “will,” “may,” “plans,” “intends,” “expects” or other similar words or expressions. These statements are based on NorthStar Income I’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward looking statements; NorthStar Income I can give no assurance that its expectations will be attained. Forward-looking statements are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying any forward-looking statements will not materialize or will vary significantly from actual results. Variations of assumptions and results may be material. Factors that could cause actual results to differ materially from NorthStar Income I’s expectations include, but are not limited to, whether or not the Combination will be consummated on a timely basis, if at all; variations in facts underlying the assumptions used to estimate the value of NorthStar Income I’s common stock; changes in market interest rates for commercial real estate debt investments; changes to commercial real estate values; changes in capitalization rates, rental and growth rates; returns on competing investments; changes in administrative expenses and other costs; the amount of distributions on NorthStar Income I’s common stock; changes in the number of shares of NorthStar Income I’s common stock outstanding and the proceeds obtained for any common stock transactions; the impact of any losses from NorthStar Income I’s investments on cash flow and returns; property-level cash flow; changes in economic conditions generally and the real estate and debt markets specifically; availability of capital; the ability to achieve targeted returns; changes to generally accepted accounting principles, policies and rules applicable to REITs, the factors specified under the heading “Risk Factors” in the joint proxy statement/prospectus included in the registration statement Form S-4 filed by CLNC with the SEC, and the factors specified in Part I, Item 1A of NorthStar Income I’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as well as in NorthStar Income I’s other filings with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included in this letter are based upon information available to NorthStar Income I on the date of this letter and NorthStar Income I is under no duty to update any of the forward-looking statements after the date of this letter to conform these statements to actual results.
Additional Information and Where to Find It
In connection with the Combination, Colony NorthStar, NorthStar II and NorthStar Income I have caused CLNC, the surviving company of the Combination, to file with the SEC a registration statement on Form S-4 that includes a joint proxy statement of NorthStar Income I and NorthStar II and that also constitutes a prospectus of CLNC. Each of Colony NorthStar, NorthStar II and NorthStar Income I may also file other documents with the SEC regarding the Combination. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Colony NorthStar, NorthStar II or NorthStar Income I may file with the SEC. INVESTORS AND SECURITY HOLDERS OF COLONY NORTHSTAR, NORTHSTAR II AND NORTHSTAR INCOME I ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, THE CURRENT REPORTS FILED BY EACH OF COLONY NORTHSTAR, NORTHSTAR II AND NORTHSTAR INCOME I IN CONNECTION WITH THE ANNOUNCEMENT OF THE ENTRY INTO THE AGREEMENT GOVERNING THE COMBINATION AND THE AMENDMENT OF SUCH AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Colony NorthStar, NorthStar II and NorthStar Income I through the website maintained by the SEC at www.sec.gov or by contacting the investor relations departments of Colony NorthStar, NorthStar II and NorthStar Income I at the following:

Contacts:
Colony NorthStar, Inc.
Addo Investor Relations
Lasse Glassen
310-829-5400
NorthStar Real Estate Income Trust, Inc.
Investor Relations
(877) 940-8777
NorthStar Real Estate Income II, Inc.
Investor Relations
(877) 940-8777

Participants in the Solicitation
Each of NorthStar II and NorthStar Income I and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the Combination. Information regarding NorthStar Income I’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar Income I’s Annual Report on Form 10-K for the year ended December 31, 2016 and its annual proxy statement filed with the SEC on April 28, 2017. Information regarding NorthStar II’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar II’s Annual Report on Form 10-K for the year ended December 31, 2016 and its annual proxy statement filed with the SEC on April 28, 2017. A more complete description is available in the registration statement on Form S-4 filed by CLNC and the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.
No Offer or Solicitation
This letter is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.